Horizon Pharma plc

Connaught House 1st Floor

1 Burlington Road

Dublin 4, D04 C5Y6, Ireland

December 20, 2018

VIA EDGAR

Frank Wyman

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Horizon Pharma plc
Form 10-K for the fiscal year ended December 31, 2017
Filed February 28, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 7, 2018
File No. 001-35238

Dear Mr. Wyman:

On behalf of Horizon Pharma plc (the “Company”), I am providing this letter in connection with the comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated December 18, 2018 with respect to the Company’s above-referenced filings. This letter is being sent as a follow-up to a prior telephone conversation between us regarding the timing of the Company’s response to the Comments.

By this letter the Company is requesting an extension of 10 business days (until January 17, 2019) to provide a response to the Comments. The Company respectfully advises the Staff that it is working with internal accounting and management personnel as well as the Company’s independent auditing firm and outside legal counsel to prepare the response. The Company is requesting additional time to respond due to the fact that many members of the Company’s management and financial staff have scheduled time off for the holidays and the Company’s management has pre-scheduled travel and business meetings in early January. As a result, the Company would be appreciative of having additional time to respond to the Comments and coordinate discussion among appropriate individuals at the Company and its outside advisors.

Please contact me at (224) 383-3263 with any questions or if the Staff would like to further discuss the Company’s request for the extension of time to respond to the Comments.

Very truly yours,

/s/ Paul Hoelscher
Paul Hoelscher Chief Financial Officer

cc: Sean Clayton, Cooley LLP